Exhibit 1.1

WISeKey Releases CEO Letter to Shareholders

Zug, Switzerland – December 15, 2021: Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading cybersecurity and IoT company, today announced that during its Investor Day held at the NASDAQ MarketSite in Times Square, in New York City on December 13, 2021, its management team discussed the Company’s recent business developments, year-to-date financial and operational performance, expectations for full year 2021 and growth catalysts for full year 2022 and beyond.

The event, attended by existing and potential investors, buy-side and sell-side analysts, business partners, and other business professionals, was webcast live. The archived version of the webcast is available at https://www.wisekey.com/wisekey-webinar/.

To summarize these details, WISeKey today released a letter to shareholders from Carlos Moreira, WISeKey's Founder and CEO.

Dear Shareholders:

I am pleased to take this opportunity to summarize our recent business developments, significant year-to-date achievements, as well as provide some insight into the strategic direction of WISeKey for 2022 and beyond.

For the 9-month period ended September 30, 2021, we have recorded unaudited revenues of $15.4 million, which is an increase of 34% as compared to 9-month 2020 revenue of $11.5 million and already surpassing full-year 2020 revenue of $14.8 million. This growth is driven by the consolidation of the HIRO AI business as we acquired a controlling interest in arago GmbH (“arago”) in February 2021, and by a resurgence in demand for our IoT business. Following a very difficult 2020, where the pandemic heavily impacted demand in the IoT segment, we have seen a return to pre-pandemic levels of demand and more. The US and EMEA are the two largest sources of revenue for the Group.

The restricting factor on our growth and revenue delivery in 2021 is the global supply shortage for the semiconductors that form the base of our IoT products. Like many companies around the world, we have been impacted by constraints in the supply of raw materials and this is the key item that has limited the bounce in our revenues in 2021.

As previously announced, we expect our full year revenues for 2021 to be around $20 million. However, based on the orders that we have received and the demand from our clients, we had an annual revenue potential of $30 million, had these supply issues not been in place. Despite this, our full-year forecast shows growth of approximately 32% year-over-year, and we are still working with our suppliers to see if we can pull some of our 2022 backlog into 2021 in order to meet customer demand.

As regards to operational costs, we continue to invest strongly in research and development, with $2.1 million being spent in the first six months of 2021, as we have refocussed onto the software components that form the USP for our IoT products.

As we announced, in 2020 we took a strategic decision to invest heavily in our sales team and this is reflected in the $0.5 million increase in our Sales & Marketing expenses for the first half of 2021. This was mainly due to the hiring of resources in the US market, where we more than doubled our staff, including the hire of a specialist in the AI sector to support our HIRO AI sales in North America. We also strengthened our European sales team in comparison to 2020. These investments have started to bear fruit with our increased order book.

Finally, our G&A cost have increased year-over-year, but this is largely driven by the incorporation of arago into the figures following the acquisition of controlling interest, with $3.2 million being directly related to arago. We have spent a lot of time reviewing the expenditure of arago with a view to restructuring, consolidating and optimizing the cost base, as we felt there were quite a number of savings that could be achieved without impacting the performance of the business. Our G&A expenditure were also impacted by legal costs that related to the arago acquisition and the subsequent restructuring work that we undertook with the arago business.

A one-off credit in our non-operating income relating to fair-value adjustments on the arago transaction resulted to a significantly reduced net loss for the first six months of 2021. This is largely relating to the two-step structure of the acquisition.

With regards the balance sheet, we retain a very healthy cash position of $33 million at the end of Q3 2021, a position that has been largely sustained through today, and a significantly improved position upon the prior year. This cash position means that we have reserves available to quickly make key strategic investments and also continue to finance our business units whilst we support and develop our revenue generation in the AI and NFT segments.

The value of intangible assets and goodwill on the balance sheet have increased as a result of the acquisition of arago with trademarks and HIRO technology acquired with arago forming the Intangible asset balance.

The final significant movement on the balance sheet is the increase in the balance of our convertible notes, which relates to the issuance of two new convertible bonds for a total of $22 million in June 2021. This balance has been currently reduced to just over $10 million, and under the terms of the agreement, we have an additional $11.5 million available to draw down.

In terms of some operational highlights of the year, we continue to invest in the development of certain key stepping-stones for our future. These include the development of the WISeArt NFT auction platform in conjunction with CasperLabs, a product for which we have a patent pending, which would potentially add to our extensive patent portfolio, and the launch of the FOSSA Picosatellite as part of the WISeSat venture which will enable us to support Global Decentralized IoT Communications, a project that is building towards commercial deployment in the second half of 2022.

We have diversified our approach to selling and are building a range of strategic sales and distribution partners. We have signed two partnership arrangements, one covering Europe and India and a second that covers Southern Africa. Our partnership covering a large section of Europe has already generated sales of $1.5 million (annualized), scheduled to be delivered between Q4 2021 and Q3 2022 and should lead to recurring revenues. This strategy enables us to tap into larger sales networks and provides access to a larger range of potential clients in markets where we do not currently have the size and scale to expand operations ourselves. We have worked to balance the fee structure on these agreements to ensure that the partner is sufficiently incentivized to sell our products without creating a large, fixed cost base.

Additionally, during the year we invested a total of $11.6 million in arago, including the original acquisition investment, took steps which led to a significantly reduce the cost base, as well as the repayment of historic balances, without impacting the client facing part of the business.

I would like to finish with some thoughts about 2022 and our expectations for the future. Following a year of significant investment and strategic realignment, we now find ourselves ideally positioned for the future, with future revenues driven by three key Pillars.

The first of these Pillars is our historic “bread and butter,” being the IoT and PKI Revenues. Demand for our IoT products has been unprecedented in the last year and has reached a point that we are now sitting on a backlog of non-cancellable purchase orders totaling $33.4 million, and we are currently receiving around $1.0 million of new orders per week.

This is a growth of 500% against the 2020 equivalent position and has given us a great building block that allows our sales team to really focus upon developing prospective clients and new opportunities. We are expecting to see a significant increase in the number of clients served by WISeKey in this sector by 2023 / 2024.

The main constraint on our growth in this sector is the supply-side dynamic, where we are operating against strict quotas allocated by our suppliers. We are in constant negotiation with our supplier to increase our quota, and this is a constantly evolving picture. We have seen this number increase by around 10% in the last two months and we hope to see this number further increase in the future.

One benefit that we have seen from the current market conditions is that we have been approached by many companies who have seen their allocations slashed or even cut completely by certain large competitors, who have chosen to focus on their biggest clients. These clients have come to WISeKey to receive a more bespoke service, and in turn we have been able to negotiate long-term relationships with them. Just this week we received an order valued at $5.3 million covering a period of two years from one client with a commitment to pay significant premiums for any quantities delivered ahead of time. We believe more companies will place more value on loyalty and customer service once the market conditions ease and WISeKey is ideally placed to take advantage of this.

The second pillar for WISeKey’s 2022 revenues is the HIRO AI revenue. Following our initial investment, we believe we have identified a new integrated service proposal that will be attractive to our clients and can also be offered in conjunction with WISeKey’s other business streams, providing support to the cybersecurity process with an early detection and immediate containment approach. This is a new market but, from some initial discussions with current clients, we have received positive feedback that this would be an area of significant interest. We would expect our new offering to start generating new revenues in the second half of 2022.

Finally, we have the WISeART NFT revenue stream, which is an entirely new platform for which revenues are expected to come on-line in 2022 with the launch of the platform. The revenue streams arising from WISeArt will be split across two key areas.

Firstly, we will be charging commissions on the sales that are carried out on the WISeArt platform. This will be a percentage of the total sale and will depend upon multiple factors but, ultimately, will be a relatively straight-forward revenue transaction.

Secondly, we are offering a white label version of the WISeArt platform that can be taken by clients that wish to have their own branded platform for auctions and sales. Here we would generate a one-off fee for the platform sale, as well as fees for the set-up and installation, with an ongoing hosting, maintenance and support packages being added with a separate annual fee. Our intention is that, with the hosting still being carried out by WISeKey, commission fees would also still apply to the sales on the platform.

We have identified many potential clients with both a backlog of parties interested in placing products for WISeArt auctions in 2022, and others who are discussing the white label option.

With these three pillars established, a very strong balance sheet, and a return to strong growth that will continue into 2022, we believe that we have positioned WISeKey well to take advantage of several growth opportunities, create new revenue streams and continue its growth organically and through acquisitions.

Respectfully,
Carlos Moreira
Founder and CEO
WISeKey International Holdings

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.
Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance, or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.
This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.